SEC FILE NUMBER 000-50295 CUSIP NUMBER 00752K105 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: December 31, 2013

  ☐ Transition Report on Form 10-K

  ☐ Transition Report on Form 20-F

  ☐ Transition Report on Form 11-K

  ☐ Transition Report on Form 10-Q

  ☐ Transition Report on Form N-SAR

  For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I

Registrant Information

Advanced Cell Technology, Inc.

Full Name of Registrant

Former Name if Applicable

33 Locke Drive

Address of Principal Executive Office (Street and Number)

Marlborough, Massachusetts 01752

City, State and Zip Code

Part II

Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III

Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 10, 2014, Advanced Cell Technology, Inc. (the “Company”, “our” or “we”) disclosed in a Current Report on Form 8-K (the “Item 4.02 Form 8-K”) that it was evaluating the application of ASC 450, Contingencies, and ASC 815, Derivatives and Hedging, related to anti-dilution features contained in two warrants exercised in August 2006 and the resulting effects of such application on the previously issued financial statements for the following periods (the “Applicable Periods”): its fiscal years ended December 31, 2009, December 31, 2010, December 31, 2011 and December 31 2012; each quarterly period in its fiscal year ended December 31, 2011 and December 31, 2012; and the first three quarterly periods in its fiscal year ended December 31, 2013. Based on the recommendation of management and after discussions with the Company’s independent auditors, the Company determined that the financial statements for the Applicable Periods, and the related audit reports thereon, should no longer be relied upon. This determination has resulted in the Company needing to restate its financial statements for each of the Applicable Periods.

The Company intends to include (i) restated financial information for the fiscal years ended December 31, 2009, December 31, 2010, December 31, 2011 and December 31, 2012, and (ii) restated financial information for the quarterly periods in 2011 and 2012 and the first three quarterly periods in its fiscal year ended December 31, 2013, in its Annual Report on Form 10-K for the year ended December 31, 2013 (the “2013 10-K”) to reflect the resulting adjustments in net loss, resulting liability reclassifications and additional non-cash items in the Company’s financial statements. The non-cash adjustments to the restated financial statements, in each of the Applicable Periods, do not impact the amounts previously reported for the Company’s cash and cash equivalents or cash flows.

Due to the timing and complexity of these matters, the number of Applicable Periods affected by the pending restatement, and the fact that the audited consolidated financial statements for the year ended December 31, 2013 could not be finalized until after the restated financial statements for each of the Applicable Periods were completed, the Company will not able to file the 2013 10-K by its due date (March 17, 2014) without unreasonable effort and expense. The Company undertakes the responsibility to file the 2013 10-K no later than fifteen days after its prescribed due date.

Part IV

Other Information

(1) Name and telephone number of person to contact in regard to this notification

Edward Myles, Interim President, CFO & Executive Vice President of Corporate Development	508	756-1212
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).          ☒ Yes    ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?          ☒ Yes    ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The restatement of the audited financial statements for the Applicable Periods will result in a change in the results of operations (specifically, an adjustments in net loss and additional non-cash items) which will carry forward and affect the audited consolidated financial statements for the year ended December 31, 2013. Until completion of the restatement process, the Company will not be in a position to provide a reasonable estimate of changes in the results of operations for each of the Applicable Periods. The Company will provide full financial results and a description of the resulting changes to such financial results for each of the Applicable Periods in its 2013 10-K.

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The foregoing is qualified in its entirety by the financial statements and notes to such financial statements to be provided in the 2013 10-K.

Advanced Cell Technology, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2014	By:	/s/ Edward Myles
Edward Myles Interim President, CFO & Executive Vice President of Corporate Development

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